

Jardines

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

Jardine Matheson Limited
48th Floor, Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

SUPPL

Group Secretariat

18th March 2003



03050503

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited
- Disclosure of Interests – Substantial Shareholders

We enclose for your information a notification dated 18th March 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Encl

RNS | The company news service from the London Stock Exchange



Full Text Announcement

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Holding(s) in Company
Released	10:47 18 Mar 2003
Number	8594I

HONGKONG LAND HOLDINGS LIMITED ("HKLH")

DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

HKLH was notified today that on 18th March 2003, Jardine Strategic Holdings Limited's ("JSH") interests in HKLH increased from 42.99% to 43.01% as a result of the acquisition of shares in HKLH by JSH. JSH's interests were made up as follows:-

	No. of shares	%
JSH	917,636,564	39.98
The Hongkong Land Company, Limited (wholly-owned subsidiary of HKLH)	69,561,004	3.03
Total Holding	**987,197,568**	**43.01**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Hongkong Land Holdings Limited

18th March 2003

www.hkland.com

END

